

April 7, 2011

Mr. Len Amato
President and Chief Executive Officer
Today's Alternative Energy Corporation
857 Post Road; Suite 397
Fairfield, CT 06824

> **Re: Today's Alternative Energy Corporation**
> **Form 10-K for the Fiscal Year Ended October 31, 2010**
> **Form 10-Q for the Period Ended January 31, 2011**
> **File No. 1-32044**

Dear Mr. Amato:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>FORM 10-K FOR THE FISCAL YEAR ENDED OCTOBER 31, 2010</u>

<u>Item 8 – Financial Statements and Supplementary Data</u>

<u>Consolidated Statement of Operations, page F-4</u>

1. It appears that the columns for the period from inception of the development stage through October 31, 2010 on your consolidated statements of operations and cash flows have not been audited. ASC 915-205-45 requires that this cumulative data be provided for development stage companies on an annual basis until they no longer qualify as a development stage company. Please amend to provide audited cumulative data for the period from inception of the development stage through October 31, 2010 on your consolidated statements of operations and cash flows.

Item 9A. Controls and Procedures

Management's Report on Internal Control Over Financial Reporting, page 16
2. You indicate that your "controls and procedures" were not effective as of October 31, 2010. The use of the phrase "controls and procedures" is unclear. It appears that you intended to refer to your internal controls over financial reporting instead of "controls and procedures". If true, please amend your filing accordingly. Please also amend your filing to provide the following as required by Item 308 of Regulation S-K:
    - a statement of management's responsibility for establishing and maintaining adequate internal control over financial reporting for the registrant; and
    - a statement identifying the framework used by management to evaluate the effectiveness of the your internal control over financial reporting.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Etheredge, Staff Accountant at (202) 551-3424 or Jeanne Baker, Assistant Chief Accountant at (202) 551-3691 if you have questions.

Sincerely,

Rufus Decker
Accounting Branch Chief